May 8, 2007

CONFIDENTIAL

To the Members of Fastech Investment Group, LLC

C/O Mr. Richard M. Hirsh

Chief Executive Officer

401 Parkway Drive

Broomall, PA 19008

Re: Proposal for the Acquisition of Fastech Integrated Solutions, LLC ("Fastech")

Dear Rick:

This letter of intent ("Letter") to the members of Fastech Investment Group, LLC ("FIG") outlines the interest of Prescient Applied Intelligence, Inc. ("Prescient") to acquire all of the assets and certain liabilities of Fastech, a wholly-owned subsidiary of FIG (the "Proposed Transaction"). Upon its acceptance by you, this Letter will evidence our mutual intention to proceed with negotiations designed to complete the Proposed Transaction.

Prescient's proposal is to acquire all of the assets and certain liabilities of Fastech for a combination of preferred stock and common stock of Prescient (the "Consideration"). Upon acceptance of this Letter by the signatures hereto, the parties would like to move expeditiously to completion of mutual due diligence and definitive agreements, with a goal of executing the definitive agreements within 30 days after the execution of this Letter, and a subsequent closing of the Proposed Transaction as soon as possible thereafter (the "Closing"). The proposed terms and conditions include, but are not limited to, the following:

  Proposed Transaction:

  Purchaser: The Purchaser will be Prescient or a subsidiary of Prescient.

  Consideration:   Subject to the terms and conditions of this Letter and to the entry into of definitive agreements, Prescient proposes to acquire all of the assets and certain liabilities of Fastech for a combination of newly issued preferred stock of Prescient ("New Preferred") and common stock of Prescient ("Common Shares"). The number of shares of New Preferred will be set to give the members of FIG 35% ownership of the New Preferred after the consummation of the Restructuring (as defined below). The number of Common Shares will be set to give the members of FIG 35% ownership of the Common Shares after the consummation of the Restructuring. Prescient will use its commercially reasonable best efforts to file within 6 months of the Closing a registration statement with the U.S. Securities and Exchange Commission to register for resale the Common Shares acquired by Fastech at the Closing..

  Options: At Closing, Prescient will issue stock options to key continuing Fastech personnel. The option shares will have an exercise price equal to the closing price of Prescient's Common Shares on the date of the Closing. The Option Shares will vest 20% per year, with the first 20% vesting on December 31, 2007 and the remaining 80% vesting 20% on each of the next four anniversaries thereafter, in accordance with Prescient's existing stock option plan and would be granted to individuals at Richard Hirsh's recommendation and as approved by Prescient's Compensation Committee.

  Cash Asset: At Closing, $250,000 in cash shall be included in the assets being acquired by Prescient; provided, however, such cash amount shall be subject to customary working capital adjustments as set forth in the definitive agreements.

  Expenses: Each party shall bear its own expenses in connection with the implementation of this letter of intent, when accepted, and the transaction contemplated hereby, regardless of whether or not definitive agreements are executed.

  Completion of Due Diligence; Availability of Information. Immediately upon the execution of this Letter, each party will initiate its due diligence procedures. Each party will provide the other party and its respective agents and representatives reasonable access to information requested concerning such party's business including, but not limited to, all contracts, licenses, permits, financial and tax records, title, maintenance and stock records. Each party will also afford the other party and their respective agents and representatives the reasonable opportunity to inspect such party's facilities and assets, to conduct appropriate evaluation of the facilities and assets and to contact appropriate directors, officers, employees, advisors and other parties to obtain information relating to the business, facilities, assets and stock to be acquired. All contacts with customers, vendors, suppliers, banks, directors, officers and employees must be approved by the other party in advance and coordinated in order to avoid disruption of such party's business.

  Definitive Agreements. The parties will proceed in good faith and with due diligence to negotiate definitive agreements ("Definitive Agreements") providing for the acquisition of all of the assets and certain liabilities of Fastech and addressing the matters contained in this Letter. The Definitive Agreements shall include, among other agreements and documents, an Asset Purchase Agreement. The Definitive Agreements will also provide for, among other things, appropriate and customary covenants, representations and warranties of the parties in form and substance reasonable and satisfactory to each party.

  Significant Conditions. The Definitive Agreements shall also contain customary conditions to Closing including, without limitation, the following:

    Approval, as required by Prescient's Board of Directors, Fastech's Board of Managers, and the members and Board of Managers of FIG of the Proposed Transaction;

    If necessary to effect a restructuring of its existing Series E and G Preferred Stock (the "Restructuring Proposal"), Prescient shall call a stockholder meeting promptly after the Closing at which the Restructuring Proposal will be submitted to all of Prescient's stockholders for approval. At Closing, and if a stockholder meeting is called to affect the Restructuring Proposal, a Voting Agreement will be entered into among FIG and certain Prescient stockholders respecting such Restructuring Proposal.

    The refinance of the $2.25 million in mezzanine debt held by NewSpring Mezzanine Capital;

    If required by Prescient, the key employees of Fastech will enter into customary non-competition agreements in connection with the Proposed Transaction;

    Mutually satisfactory terms of employment for Fastech's management including, without limitation, an employment agreement for Richard Hirsh as the CEO of Prescient from and after Closing;

    All required approvals, consents and authorizations of applicable regulatory authorities shall have been received;

    All required consents of third parties shall have been received;

    Receipt by Prescient of a fairness opinion regarding the terms and conditions set forth in this LOI; and

    Prior to execution of the Definitive Agreements, each party shall have completed a due diligence review of the assets and business of the other party, which due diligence review shall not have disclosed any facts or circumstances which, in such party's sole judgment, render the Proposed Transaction not advantageous to such party.

  Exclusivity. In consideration of Prescient incurring the expenses of professional advisors and the commitment of personnel and resources for the purposes of an investigation of Fastech, from the date of the execution of this Letter until thirty days from the date of execution of this Letter, Fastech shall not, nor shall Fastech permit any of its officers, managers, employees, financial advisers, brokers, managers, members, or any person acting on its behalf to, encourage, consider, solicit or negotiate, or cause to be encouraged, considered, solicited or negotiated, or provide or cause to be provided information to any third party (other than Prescient) in connection with, any proposal or offer with respect to the acquisition of the equity of Fastech or any interest therein, or all or substantially all of the assets of Fastech or any of its subsidiaries or any interest therein, or any substantial investments in Fastech (in each case, a "Transaction"). Immediately upon the execution hereof, Fastech shall, and it shall cause its managers, officers, employees, agents, representatives, managers, members, agents, representatives and affiliates to, cease any negotiations or discussions regarding any Transaction with any party other than Prescient.

  Publicity. The parties agree to keep this Letter, its contents and subject matter confidential and not to disclose this Letter, its contents or subject matter to any third party (except attorneys, consultants, accountants or financing sources assisting the parties in connection herewith) without the prior written consent of the other party, except that either party may make such disclosures as required by law after conferring with the other party.

  Conduct of Business. From and after the date of this Letter until the earlier of the Closing and the termination of this agreement by either party, each party will conduct its business and operate its facilities in a reasonable and prudent manner in accordance with past practice, preserve its existing business organizations and relations with its employees, customers, suppliers and others with whom it has a business relationship, preserve and protect its properties and conduct its business in compliance with all applicable laws and regulations, and will not incur any substantial liabilities or subject the assets or shares of such party to liens or encumbrances, other than in the ordinary course of business.

  Termination. This Agreement may be terminated by either party upon prior written notice to the other party. Notwithstanding the preceding, Fastech may not terminate its obligations under Section 5 without the prior written consent of Prescient. If this Agreement is terminated by Prescient or Fastech and at such time Prescient is in default of its obligations under the first sentence of Section 3, Prescient shall pay to Fastech a nonrefundable cash fee in the amount equal to $200,000.

  Enforceability: This Letter is an expression of intent only and is not legally binding upon each of the parties hereto. Notwithstanding anything contained in this Letter to the contrary, the provisions of Paragraphs 2, 3, 5, 6, 7, 8, 9, 10, 11 and 12 of this Letter shall be legally binding upon and enforceable against each of the parties hereto.

  Severability: If any term, provision, covenant or restriction contained in this Letter that is intended to be binding and enforceable is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Letter that are intended to be binding and enforceable shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

  Counterparts: This Letter may be executed in counterparts and by facsimile, each of which shall be an original and each of which together shall constitute one agreement.

  No Binding Obligations: Except with respect to the obligations set forth in Paragraphs 2, 3, 5, 6, 7, 8, 9, 10, 11 and 12, neither Prescient, Fastech, nor any of their respective affiliates will have any liability or obligation hereunder or otherwise with respect to the transactions described herein unless or until the a definitive agreement has been duly executed and delivered.

If the terms of our understanding have been correctly set forth, please indicate your acceptance and, with respect to Paragraphs 2, 3, 5, 6, 7, 8, 9, 10, 11 and 12 only, your agreement, by signing and returning to us the enclosed copy of this Letter by 5:00p.m. Eastern Daylight Time, on May 9, 2007. If we have not received an executed copy (by facsimile or otherwise) by that time and date, this Letter will expire and shall be of no further effect.

Very truly yours,

PRESCIENT APPLIED INTELLIGENCE, INC.

By: /s/ Daniel W. Rumsey___________________________

Daniel W. Rumsey, Chairman

FASTECH INVESTMENT GROUP, LLC

By: /s/ Richard M. Hirsh_____________________________

Richard M. Hirsh, CEO